Exhibit 99.1

Caesarstone Reports First Quarter 2016 Results

•	Quarterly Revenue Grows 8.4% to $116.9 million; up 12.3% on a Constant Currency Basis
•	Reports First Quarter Diluted EPS of $0.33; Adjusted Diluted EPS of $0.38
•	Reiterates Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2016.

Revenue in the first quarter of 2016 increased by 8.4% to $116.9 million compared to $107.8 million in the same quarter of the prior year. On a constant currency basis, first quarter revenue growth was 12.3%. Growth in revenue was driven primarily by continued increases in Canada and Australia sales, which were up 26.7% and 10.1%, respectively. On a constant currency basis, Canada and Australia revenue grew by 41.2% and 19.6%, respectively.  Growth in the United States was 2.7% in the first quarter and the company expects the growth rate in this region to accelerate along the year.

Yosef Shiran, Chief Executive Officer, commented, "Our overall first quarter results were in line with our expectations and we remain confident in our full year plan.  We are executing our strategy while focusing on accelerating our U.S sales growth and improving efficiency of our U.S manufacturing operations. We believe that our strong brand, backed with our new innovative products, position us to capture our global growth opportunity."

Gross margin in the first quarter was 36.5% compared to 42.0% in the same period in the prior year. The decrease was predominantly driven by inefficiencies related to the Company's U.S. manufacturing facility. Favorable product mix and lower raw material costs were offset by negative exchange rate fluctuations.

Operating expenses in the first quarter were $28.4 million, or 24.3% of revenues. This compares to the prior year first quarter level of $24.6 million, or 22.8% of revenues. Excluding an increase in share-based compensation expenses derived from recent equity grants, and legal settlements and loss contingency expenses that were not incurred in the prior year’s first quarter, operating expenses as a percentage of revenue would have been the same as last year.

Operating income in the first quarter was $14.2 million, a margin of 12.2%, compared to $20.7 million, an operating margin of 19.2%, in the first quarter of 2015.

Adjusted EBITDA, which excludes share-based compensation and legal settlements and loss contingencies expenses, was $23.0 million in the first quarter of 2016, a margin of 19.7%. This compares to adjusted EBITDA of $25.5 million, a margin of 23.7% in the first quarter of the prior year.  This year-over-year margin difference primarily reflects inefficiencies related to the Company's U.S. manufacturing facility described above.

Finance income in the first quarter was $0.2 million compared to finance expense of $1.9 million during the same period in the prior year. The change was primarily due to $1.0 million net gains related to currency exchange rates fluctuations in the first quarter of 2016 compared with net losses of $1.1 million in the first quarter of 2015.

The Company reported net income attributable to controlling interest for the first quarter of 2016 of $11.8 million compared to $16.4 million in the same quarter in the prior year. Diluted net income per share for the first quarter was $0.33 on 35.3 million shares.  This compares to $0.46 per diluted share on 35.5 million shares in the prior year's first quarter. On an adjusted basis, net income per diluted share in the first quarter was $0.38 compared to $0.46 in the prior year.

The Company's balance sheet as of March 31, 2016 included cash, cash equivalents and short-term bank deposits of $59.9 million.  The Company noted that, following its recent authorization, it repurchased 334,307 shares of common stock for a total of approximately $11.8 million in the first quarter.

Guidance Reiterated

The Company today reiterated its full-year 2016 guidance for revenue of $550 million to $565 million and for full-year adjusted EBITDA of $138 million to $145 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, May 4, 2016, at 8:30 a.m. ET to discuss the results of the first quarter ended March 31, 2016, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-505-4375 or +1-719-457-2697 (international). The toll-free Israeli number is 1 80 924 5906. The pass code is 1214256.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 1214256.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 4, 2016 and will last through 11:59 p.m. ET May 18, 2016.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$59,877	$62,807
Trade receivables, net	64,599	59,185
Other accounts receivable and prepaid expenses	37,085	32,230
Inventories	105,131	95,479

Total current assets	266,692	249,701

LONG-TERM ASSETS:
Severance pay fund	3,387	3,296
Other receivables long-term	8,483	8,603

Total long-term assets	11,870	11,899

PROPERTY, PLANT AND EQUIPMENT, NET	224,136	225,438

OTHER ASSETS	6,291	6,883

GOODWILL	36,737	35,821

Total assets	$545,726	$529,742

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$7,265	$3,241
Trade payables	50,911	46,382
Related party and other loan	3,338	3,251
Accrued expenses and other liabilities	31,009	27,986

Total current liabilities	92,523	80,860

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,651	8,472
Legal settlements and loss contingencies long-term	11,396	11,190
Accrued severance pay	4,561	4,309
Long-term warranty provision	921	934
Deferred tax liabilities, net	15,188	14,767
Share-based payment	32	148

Total long-term liabilities	40,749	39,820

REDEEMABLE NON-CONTROLLING INTEREST	9,835	8,841

EQUITY:
Ordinary shares	370	370
Treasury shares - at cost	(11,778)	-
Additional paid-in capital	144,104	142,765
Accumulated other comprehensive loss	(831)	(1,892)
Retained earnings	270,754	258,978

Total equity	402,619	400,221

Total liabilities and equity	$545,726	$529,742

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2016	2015
	(Unaudited)	(Unaudited)

Revenues	$116,914	$107,811
Cost of revenues	74,296	62,497

Gross profit	42,618	45,314

Operating expenses:
Research and development	824	708
Marketing and selling	16,974	15,562
General and administrative	9,852	8,299
Legal settlements and loss contingencies, net	733	-

Total operating expenses	28,383	24,569

Operating income	14,235	20,745
Finance expenses (income), net	(245)	1,892

Income before taxes on income	14,480	18,853
Taxes on income	2,370	2,471

Net income	$12,110	$16,382

Net income attributable to non-controlling interest	(334)	(21)
Net income attributable to controlling interest	$11,776	$16,361
Basic net income per ordinary share	$0.33	$0.47
Diluted net income per ordinary share	$0.33	$0.46
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,214,127	35,146,499
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,349,909	35,465,204

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Theree months ended March 31,
U.S. dollars in thousands	2016	2015

Cash flows from operating activities:

Net income	$12,110	$16,382
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,905	4,681
Share-based compensation expense	1,130	(266)
Accrued severance pay, net	161	(4)
Changes in deferred tax, net	(919)	(2,015)
Capital loss	8	-
Legal settlemnets and loss contingencies, net	733	-
Increase in trade receivables	(5,414)	(2,673)
Increase in other accounts receivable and prepaid expenses	(3,259)	(1,500)
Increase in inventories	(9,652)	(10,627)
Increase (decrease) in trade payables	4,153	(681)
Decrease in warranty provision	(53)	(231)
Increase (decrease) in accrued expenses and other liabilities including related party	3,199	(374)

Net cash provided by operating activities	9,102	2,692

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,446)	(19,835)
Proceeds from sale of property, plant and equipment	21	-
Decrease (increase) in long term deposits	(47)	50

Net cash used in investing activities (*)	(4,472)	(19,785)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	4,024	5,128
Repayment of a financing leaseback related to Bar-Lev transaction	(272)	(269)
Purchase of treasury shares at cost	(11,778)	-

Net cash provided by (used in) financing activities	(8,026)	4,859

Effect of exchange rate differences on cash and cash equivalents	466	(963)

Decrease in cash and cash equivalents and short-term bank deposits	(2,930)	(13,197)
Cash and cash equivalents and short-term bank deposits at beginning of the period	62,807	54,327

Cash and cash equivalents and short-term bank deposits at end of the period	$59,877	$41,130

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	376	13,791

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Sdot-Yam Ltd. and its subsidiaries  (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2016	2015

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$12,110	$16,382
Finance expenses (income), net	(245)	1,892
Taxes on income	2,370	2,471
Depreciation and amortization	6,905	4,681
Legal settlements and loss contingencies (a)	733	-
Share-based compensation expense (b)	1,130	88
Adjusted EBITDA (Non-GAAP)	$23,003	$25,514

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2016	2015

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$11,776	$16,361
Legal settlements and loss contingencies (a)	733	-
Share-based compensation expense (b)	1,130	88
Total adjustments	1,863	88
Less tax on non-tax adjustments (c)	305	12
Total adjustments after tax	1,558	76

Adjusted net income attributable to controlling interest (Non-GAAP)	$13,334	$16,437
Adjusted diluted EPS (d)	$0.38	$0.46

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Tax adjustments for the three months ended March 31, 2016 and 2015 were based on the effective tax rates for these periods, respectively.

(d)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2016	2015

USA	$49,312	$48,014
Australia	25,726	23,370
Canada	17,649	13,927
Israel	10,284	9,850
Europe	6,562	4,653
Rest of World	7,381	7,997
	$116,914	$107,811